U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502 814-01137
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  March 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Capital Investment Corporation.

Full Name of Registrant

Former Name if Applicable

1560 Wilson Boulevard, Suite 450

Address of Principal Executive Office (Street and Number)

Arlington, VA 22209

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

As previously reported in its Current Report on Form 8-K filed with the SEC on March 30, on March 28, 2017, Freedom Capital Investment Management LLC (“FCIM”), the entity that owns FCIC Advisors LLC (“FCIC Advisors”), the investment adviser to First Capital Investment Corporation (the “Company”), and Democracy Funding LLC, the dealer manager in the Company’s public offering (“Democracy Funding”), entered into a Membership Interest Purchase Agreement with First Capital Real Estate Investments, LLC (“FCREI”), whereby FCREI agreed to acquire all of the membership units of FCIM and Democracy Funding in exchange for a secured promissory note payable over time. FCREI is controlled by Suneet Singal, who was appointed the Company’s Chairman of its board of directors (the “Board”) following the execution of the Membership Interest Purchase Agreement. The acquisition of FCIM closed on April 3, 2017.

Furthermore, on February 16, 2017, the Company commenced material operations by satisfying the terms of the Minimum Offering Requirement as defined in the Company’s prospectus.

As a result of the timing of the transaction described above and the Company’s commencement of material operations, both of which took place during the quarter ended March 31, 2017, the Company could not complete the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 prior to the due date of the Quarterly Report on Form 10-Q. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pat Clemens	(703)	259-8204
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☑ No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☑ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three months ended March 31, 2017 will differ significantly from the three months ended March 31, 2016 due to the following: the Company broke escrow on February 16, 2017, the Company raised capital in its public offering of approximately $6.23 million as of March 31, 2017 and the Company made investments of $3.0 million in one portfolio company as of March 31, 2017. As a result, the Company is presenting full financial statements that reflect operations for the three months ended March 31, 2017. The exact amounts and the impact such events have on the Company’s financial statements will not be known until the Company’s financial statements for the three months ended March 31, 2017 are completed.

First Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017	By:	/s/ Pat Clemens
Pat Clemens
President and Chief Executive Officer